                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-1

              Statement of Eligibility and Qualification Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee

              [X] Check if an application to determine eligibility
                   of a trustee pursuant to section 305(b)(2)


                    BANKERS TRUST COMPANY OF CALIFORNIA, N.A.
               (Exact name of trustee as specified in its charter)


             300 SOUTH GRAND AVENUE                             13-3347003
          LOS ANGELES, CALIFORNIA  90071                     (I.R.S. Employer
     (Address of principal executive offices)              Identification No.)


                            SEQUOIA MORTGAGE TRUST 5
               (Exact name of obligor as specified in its charter)

                  DELAWARE                                        N/A
     (State or other jurisdiction of                        (I.R.S. Employer
     Incorporation or organization)                        Identification No.)



        C/O WILMINGTON TRUST COMPANY
              RODNEY SQUARE NORTH
               1100 MARKET STREET
                 WILMINGTON, DE                                  19890
    (Address of principal executive offices)                   (Zip Code)


                          COLLATERALIZED MORTGAGE BONDS
                       (Title of the Indenture Securities)

Item 1.  General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

        NAME                                     ADDRESS
Office of the Comptroller                 1114 Avenue of the
    of the Currency                      Americas, Suite 3900
                                       New York, New York 10036

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.  Affiliations with Obligor

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.  List of Exhibits

Exhibit 1 -

Articles of Association as amended on October 25, 2001.

Exhibit 2 -

Certificate of the Comptroller of the Currency dated July 5, 2001.

Exhibit 3 -

Certification of Fiduciary Powers dated July 5, 2001.

Exhibit 4 -

Existing By-Laws of Bankers Trust Company of California, N.A. as amended dated May 14, 1999.

Exhibit 5 -

Not Applicable.

Exhibit 6 -

Consent of Bankers Trust Company of California, N.A. required by Section 321(b) of the Act.

Exhibit 7 -

Reports of Condition of Bankers Trust Company of California, N.A., dated as of June 30, 2001.

SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Bankers Trust Company of California, N.A., a national banking association, organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Irvine, and State of California, on the 30th day of October, 2001.




                   Bankers Trust Company of California, N.A.
                   By: s/s Judy L. Gomez
                   Judy L. Gomez
                   Assistant Vice President